UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form SD

Specialized Disclosure Report

EchoStar Corporation

(Exact name of registrant as specified in its charter)

Nevada	001-33807	26-1232727
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9601 SOUTH MERIDIAN BLVD. ENGLEWOOD, COLORADO	80112
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson

Chief Legal Officer and Secretary

(303) 723-1000

(Name and telephone number, including area code, of person to contact in connection with this report)

Hughes Satellite Systems Corporation

(Exact name of registrant as specified in its charter)

Colorado	333-179121	45-0897865
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9601 SOUTH MERIDIAN BLVD. ENGLEWOOD, COLORADO	80112
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson

Chief Legal Officer and Secretary

(303) 723-1000

(Name and telephone number, including area code, of person to contact in connection with this report)

DISH Network Corporation

(Exact name of registrant as specified in its charter)

Nevada	001-39144	88-0336997
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9601 SOUTH MERIDIAN BLVD. ENGLEWOOD, COLORADO	80112
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson

Chief Legal Officer and Secretary

(303) 723-1000

(Name and telephone number, including area code, of person to contact in connection with this report)

DISH DBS Corporation

(Exact name of registrant as specified in its charter)

Colorado	333-31929	84-1328967
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9601 SOUTH MERIDIAN BLVD. ENGLEWOOD, COLORADO	80112
(Address of Principal Executive Offices)	(Zip Code)

Dean A. Manson

Chief Legal Officer and Secretary

(303) 723-1000

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧                       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

EXPLANATORY NOTE

EchoStar Corporation (“EchoStar”) and its subsidiaries, Hughes Satellite Systems Corporation (“Hughes”), DISH Network Corporation (“DISH”) and DISH DBS Corporation (“DBS”) (together, the “Company”); each has prepared this Specialized Disclosure Report on Form SD (“Form SD”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period of January 1 to December 31, 2024. EchoStar Corporation is a holding company. On December 31, 2023, EchoStar completed the acquisition of DISH Network pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of October 2, 2023, by and among EchoStar, EAV Corp., a Nevada corporation and a wholly owned subsidiary (“Merger Sub”), and DISH Network, pursuant to which EchoStar acquired DISH Network by means of the merger of Merger Sub with and into DISH Network (the “Merger”), with DISH Network surviving the Merger as EchoStar’s wholly owned subsidiary. This Form SD is being filed for and on behalf of EchoStar, Hughes, DISH and DBS.

SECTION 1—CONFLICT MINERALS DISCLOSURE

ITEM 1.01. Conflict Minerals Disclosure and Report

Introduction

The Rule requires disclosure of certain information when a registrant manufactures, or contracts to manufacture, products whose manufacture was completed during the relevant reporting period that contain certain minerals that are necessary to the functionality or production of such products (the “Covered Products”). The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). For the Covered Products, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or certain adjoining countries (each, a “Covered Country” and collectively, the “Covered Countries”). If, based on such inquiry, a registrant knows or has reason to believe that any of the Conflict Minerals contained in its products originated or may have originated in a Covered Country and that such Conflict Minerals are not or may not be solely from recycled or scrap sources, the registrant must conduct due diligence with respect to the source and chain of custody of the Conflict Minerals to determine the origin of such Conflict Minerals and whether they directly or indirectly financed or benefited armed groups in the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, for the reporting period of January 1 to December 31, 2024, the Company:

•	Determined that the Company manufactured, or contracted to manufacture, certain Covered Products.

•	Conducted a good faith reasonable country of origin inquiry which was reasonably designed to determine whether any of the Conflict Minerals in our Covered Products originated in the Covered Countries and, if so, whether any of such Conflict Minerals were from recycled or scrap sources. Based on that inquiry, the Company has reason to believe that some of the Conflict Minerals in our Covered Products may have originated in one or more of the Covered Countries and that such Conflict Minerals may not have been from recycled or scrap sources.

•	Conducted due diligence with respect to the source and chain of custody of such Conflict Minerals.

Based on the information obtained through our reasonable country of origin inquiry and our due diligence efforts, which significantly overlap, the Company has reasonably determined that countries of origin of the Conflict Minerals in the Covered Products, to the extent known, included the Democratic Republic of the Congo, Rwanda, Tanzania and Uganda.

Conflict Minerals Disclosure

Based on the results of the procedures described above, the Company has filed this Form SD and the attached Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website at http://ir.echostar.com/financial-information/sec-filings. Unless otherwise stated in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, any documents, third-party materials or references to websites, including the Company’s website, are not incorporated by reference in, or considered to be a part of, this Form SD and the attached Conflict Minerals Report.

Forward-Looking Statements

This Form SD and the attached Conflict Minerals Report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including, in particular, statements about our plans, objectives and strategies, growth opportunities in our industries and businesses, our expectations regarding future results, financial condition, liquidity and capital requirements, our estimates regarding the impact of regulatory developments and legal proceedings, and other trends and projections. Forward-looking statements are not historical facts and may be identified by words such as “future,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “estimate,” “expect,” “predict,” “will,” “would,” “could,” “can,” “may,” and similar terms. These forward-looking statements are based on information available to us as of the date of this Form SD and the attached Conflict Minerals Report and represent management’s current views and assumptions based on past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. Forward-looking statements are not guarantees of future performance, events or results and involve potential known and unknown risks, uncertainties, including the impact of the coronavirus pandemic (COVID-19), and other factors, many of which may be beyond our control and may pose a risk to our operating and financial condition in both the near- and long-term. Accordingly, actual performance, events or results could differ materially from those expressed or implied in the forward-looking statements due to a number of factors. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in EchoStar’s and Hughes’s respective reports, including EchoStar’s, Hughes’s, DISH’s and DBS’s respective annual reports on Form 10-K for the fiscal year ended December 31, 2024, EchoStar’s, Hughes’s, DISH’s and DBS’s respective quarterly reports on Form 10-Q and other documents that each of EchoStar and Hughes files with or furnishes to the Securities and Exchange Commission from time to time. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. Investors should consider the risks and uncertainties described herein and should not place undue reliance on any forward-looking statements. We do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 1.02. Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2—EXHIBITS

ITEM 2.01. Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.		Description
1.01	Conflict Minerals Report of EchoStar Corporation and Hughes Satellite Systems Corporation for the reporting period of January 1 to December 31, 2024.
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ECHOSTAR CORPORATION HUGHES SATELLITE SYSTEMS CORPORATION DISH NETWORK CORPORATION DISH DBS CORPORATION
	By:	/s/ Dean A. Manson
Dean A. Manson
Chief Legal Officer and Secretary
June 2, 2025

EXHIBIT INDEX
Exhibit No.		Description
1.01	Conflict Minerals Report of EchoStar Corporation and Hughes Satellite Systems Corporation for the reporting period of January 1 to December 31, 2024.
.